VINCI

Rueil, november 12, 2003

03037762

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, D.C. 20549
USA

SEC MAIL RECEIVED PROCESSING
NOV 24 2003
WASH, D.C. 155 SECTION

Attention: Felicia H. Kung
Special Counsel, Office of International Corporate Finance

Rule 12g3-2(b) - File N° 82-4781

PROCESSED
DEC 03 2003
THOMSON FINANCIAL

Dear Madam,

SUPPL

Please find enclosed recently issued press releases :

- Consolidated net sales to 30 september 2003.
- Vinci Park wins 8,000 new car park spaces in Quebec.
- Vinci Airports and Keolis win the management contract of Grenoble International Airport (France).
- Vinci subsidiary Eurovia signs a 140 million euro contract in the Czech Republic.

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b), with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Société Générale d'Entreprises is subject to the Exchange Act.

Very truly yours,

Christian Labeyrie
Chief Financial Officer

1, cours Ferdinand-de-Lesseps
F-92851 Rueil-Malmaison Cedex
Tél.: +33 1 47 16 35 00
Fax : +33 1 47 51 91 02
Internet : www.vinci.com

Société Anonyme au capital de 834 753 120 Euros
RCS 552 037 806 Nanterre - TVA FR 32 552 037 806

VINCI

6 November 2003

CONSOLIDATED NET SALES TO 30 SEPTEMBER 2003

Strong growth in third quarter net sales (8.7%), bringing total increase for the first nine months of the year to 4.4%

High level of order backlog, providing good visibility for 2004

During the first nine months of 2003, VINCI's consolidated net sales amounted to €13.4 billion, up 4.4% over the same period in 2002 on a like-for-like basis.

On an actual basis, growth of 3.5% was achieved, the positive impact of changes in consolidation scope having offset most of the negative impact of exchange rate fluctuations (depreciation of the pound sterling and currencies linked to the US dollar).

The significant upturn in VINCI Concessions and VINCI Construction business in the second quarter of 2003 became more pronounced during the third quarter. It was accompanied by a recovery at Eurovia, which benefited from good operating conditions during the summer. As a result, consolidated net sales for the third quarter of 2003 were up 8.7% on a like-for-like basis (9.2% on an actual basis) on the third quarter of 2002.

In France, quarterly net sales rose 9.4% (10.5% on an actual basis) reflecting the good performance of all VINCI business lines. Overall, net sales generated in France during the first nine months of the year amounted to more than €8 billion, up 4.1% on a like-for-like basis (5.2% on an actual basis).

Outside France, quarterly net sales also rose sharply (7.8% on a like-for-like basis, 7.2% on an actual basis) due to steady business in construction and roadworks. At 30 September, net sales outside France amounted to €5.3 billion, up 4.8% on a like-for-like basis (1.1% on an actual basis due to the impact of exchange rates), representing 40% of total net sales.

This achievement illustrates the soundness and relevance of VINCI's business model, which is based on a portfolio of diversified recurring construction and infrastructure concession business executed by companies with strong local roots operating in a network. It also illustrates that a policy of selective order taking is perfectly compatible with increasing net sales.

Concessions and services (like-for-like: +4.3%; actual: +3.9%)

Net sales for VINCI Concessions for the first nine months of the year amounted to €1.4 billion, up 4.3% on a like-for-like basis (6.3% growth during the third quarter).

Cofiroute recorded net sales, including related services, of €638 million, up 5.2% on an actual basis. Toll revenue increased 3.5%, the growth in the third quarter being in the same order as

that for the first half of the year. This data takes into account a 1.1% increase in traffic on a like-for-like network basis, the growth being attributable entirely to light vehicles as heavy vehicle traffic remained stable.

VINCI Park's net sales amounted to €360 million, up 3.7% on a like-for-like basis. Organic growth in France was limited due to the impact of contracts coming to an end and declining demand at some commercial centre car parks because of the current economic climate. The 3.5% growth in net sales on an actual basis was driven by new developments. Outside France, net sales continued to rise sharply (up 11% to €104 million on a like-for-like consolidation basis and at constant exchange rates).

In the airport segment, VINCI Airports recorded an increase of more than 5% in net sales during the first nine months, with 12% growth in the third quarter. The service business benefited from SEN's expansion at Roissy airport, and WFS managed to limit the decline in its net sales in a still difficult economic climate in North America.

Net sales generated by other structures under concession rose 7.1% to €68 million, attributable to the Stade de France's excellent third quarter.

Energy (like-for-like: +0.2%; actual: +1.9%)

VINCI Energies' net sales of €2.3 billion to the end of September were flat on a like-for-like basis and slightly up on an actual basis.

In France, net sales amounted to €1.6 billion, up 5% on a like-for-like basis. This good performance, secured in a market where numerous industrial customers continued to adopt a wait-and-see policy, reflects VINCI Energies' capacity to adapt and the soundness of its customer bases. The company was, for instance, able to take advantage of renewed dynamism in the telecommunications infrastructure sector, as well as growth in fire protection segment, while demand in electricity networks remained at a good level.

Outside France, net sales declined 10.6% to €658 million on a like-for-like basis. This trend reflects the postponement of capital expenditure programmes in Germany and Sweden in particular pending an upturn in the European economic climate. In addition, Austrian subsidiary TMS started reducing capacity in order to avoid the current pressure on margins in the automotive industry. Spark Iberica continued to benefit from the dynamic electricity and telephone infrastructure market in Spain.

Roads (like-for-like: +3%; actual: +0.4%)

Eurovia's net sales to 30 September amounted to €3.9 billion, up 3% on the same period in 2002 on a like-for-like basis. Although business remained stable in the first half of 2003, it increased strongly in the third quarter (6.7% on a like-for-like basis) in France and other markets.

In France, sales for the first nine months remained steady due to a good third quarter (up 3.3%), benefiting from favorable weather conditions. Based on the satisfactory renewal of the order backlog ,the current trend is expected to be strengthened for the rest of the year.

Outside France, the pace of growth in net sales accelerated (up 11% for the third quarter) bringing the total for the first nine months to €1.7 billion (up 7.1% on a like-for-like basis). Significant developments in the Czech Republic (up 21% to €363 million), new contracts won in the UK (up 15% to €338 million) and the upturn in business in the USA (up 9% to €275 million) more than offset the 5% decline in Germany to €435 million.

Construction (like-for-like: +8.2% ; actual: +7.4%)

VINCI Construction's performance confirmed and strengthened the trends observed during the first half of 2003. The company recorded a sharp increase in net sales in the third quarter (13.5% on a like-for-like basis and 16.1% on an actual basis) to €5.7 billion to the end of September (up 8.2% on a like-for-like basis and 7.4% on an actual basis).

In France, net sales for the first nine months amounted to €3.1 billion, up 8%, and included a 14.5% increase in the third quarter. This excellent performance is due to the high level of work scheduled by Sogea Construction and GTM Construction in building, which remains buoyant, and public works, where the upturn is becoming stronger.

Outside France, where VINCI Construction achieves 46% of its business, net sales increased 8.5% on a like-for-like basis (12% for the third quarter) to €2.6 billion. Business is particularly buoyant in major projects (railway infrastructure in the UK, the Rion-Antirion bridge in Greece and pumping stations in Libya) and in facilities management in the UK and Germany. The dynamism of the company's Central European subsidiaries is also to be underlined.

Order backlog and outlook

VINCI's growth in net sales is accompanied by an overall satisfactory renewal of its business lines' order backlog in terms of both volume and quality. At 30 September, the order backlog amounted to €11.9 billion, up 6% year on year, representing approximately nine months of average business activity.

These factors strengthen the full-year consolidated net sales forecast, with the target increased by almost €18 billion, and give VINCI better visibility for 2004.

Press contact: Virginie Christnacht
Tel: +33 1 47 16 31 82 / Fax: +33 1 47 16 33 88
Email: vchristnacht@vinci.com
This press release is available in French, English and German
on VINCI's website at www.vinci.com

VINCI

Public Limited Company ("Société Anonyme") with capital stock of 840,901,540 euros

Head Office: 1, cours Ferdinand de Lesseps - 92851 Rueil Malmaison Cedex - France

Company Register RCS Nanterre B 552 037 806

CONSOLIDATED NET SALES AT 30 SEPTEMBER 2003

(in millions of euros)

		30 September 2003	30 September 2002	Variation 2003/2002 actual	Variation 2003/2002 like-for-like
Concessions and services	1st quarter	423.5	417.0	1.6%	4.1%
	2nd quarter	486.5	465.1	4.6%	2.3%
	3rd quarter	518.7	493.3	5.2%	6.3%
		1,428.6	**1,375.4**	**3.9%**	**4.3%**
Energy	1st quarter	706.1	690.5	2.3%	1.6%
	2nd quarter	787.1	790.4	(0.4%)	(2.8%)
	3rd quarter	802.9	772.4	3.9%	1.9%
		2,296.2	**2,253.3**	**1.9%**	**0.2%**
Roads	1st quarter	916.4	942.8	(2.8%)	(0.0%)
	2nd quarter	1,412.3	1,439.2	(1.9%)	1.2%
	3rd quarter	1,592.8	1,524.3	4.5%	6.7%
		3,921.5	**3,906.2**	**0.4%**	**3.0%**
Construction	1st quarter	1,730.3	1,684.2	2.7%	3.9%
	2nd quarter	2,028.5	1,949.1	4.1%	7.4%
	3rd quarter	1,945.6	1,676.2	16.1%	13.5%
		5,704.4	**5,309.4**	**7.4%**	**8.2%**
Miscellaneous and double counts		**34.3**	**82.9**		
Total	1st quarter	**3,775.5**	**3,829.2**	**(1.4%)**	**(0.1%)**
	2nd quarter	**4,739.0**	**4,636.6**	**2.2%**	**3.9%**
	3rd quarter	**4,870.3**	**4,461.5**	**9.2%**	**8.7%**
		13,384.9	**12,927.3**	**3.5%**	**4.4%**
<u>Of which France</u>					
Concessions and services		1,072.4	974.4	10.1%	5.7%
Energy		1,638.1	1,545.7	6.0%	5.0%
Roads		2,216.2	2,211.3	0.2%	0.1%
Construction		3,073.6	2,821.4	8.9%	8.0%
Miscellaneous and double counts		54.6	101.0		
Total		**8,054.9**	**7,653.8**	**5.2%**	**4.1%**
<u>Of which outside France</u>					
Concessions and services		356.2	401.0	(11.2%)	0.2%
Energy		658.0	707.6	(7.0%)	(10.6%)
Roads		1,705.3	1,694.9	0.6%	7.1%
Construction		2,630.8	2,488.0	5.7%	8.5%
Miscellaneous and double counts		(20.3)	(18.0)		
Total		**5,329.9**	**5,273.4**	**1.1%**	**4.8%**

16 October 2003

Press release

VINCI Park wins 8,000 new car park spaces in Quebec

VINCI Park, through Gestiparc, it 50%-owned subsidiary, has recently won several contracts in Quebec.

The biggest contract covers the management of 18 car parks in Montreal, representing 6,500 parking spaces. The contract was signed with Montreal's AMT (Agence Métropolitaine des Transports), the agency responsible for operating the public transport network in Quebec's principal city.

This latest contract comes after other recent Gestiparc successes, including the management of the car park at Montreal airport, representing a total of almost 1,500 additional spaces.

These new contracts confirm VINCI Park's position as leader of Quebec's car park management market, with 46,000 spaces.

World leader in car park management under concession and number one in Europe, VINCI Park now manages over 780,000 on-street or parking facility spaces in 12 countries.

Press contact: Virginie Christnacht
Tel: +33 1 47 16 31 82
Fax: +33 1 47 16 33 88
e-mail: vchristnacht@vinci.com

VINCI AIRPORTS

Keolis

PRESS RELEASE

Paris, September 18th, 2003

VINCI Airports and Keolis win the management contract of Grenoble International Airport (France)

The « Conseil General of Isère » (the local authority for the Department of Isère) has awarded the management contract of the International Airport of Grenoble to the consortium formed by VINCI Airports (leader) and Keolis on a 50/50 basis.

Located in the Rhone Alpes region (2nd in France, 8th in Europe), the Grenoble area is generally known for its winter tourism activities as well as for being the French "silicon valley" and for its strong economic growth.

The 5-year contract, starting January 1st 2004, includes the operation and maintenance of the airport facilities including terminal, airside equipment and runways and the commercial activities such as shops, food & beverage, car parks, car rentals, etc... The consortium is also in charge of business and route development for the airport which currently has traffic of almost 200,000 passengers per year.

This contract is the first Private/Public Partnership of this type in France, organised by a local authority for a regional airport.

VINCI Airports, an affiliate of VINCI, the worldwide leader in concessions, construction and associated services, is present in 130 airports around the world. VINCI Airports is a major company in airport management and services :

- Involved in almost 30 airports (total traffic : 50 million passengers per year), VINCI Airports manages, either directly or in partnership, 15 airports throughout the world, representing total passenger traffic of 15 million per year, and is a shareholder of other airport companies.

- VINCI Airports is the third largest company in ground-handling services, offering a complete range: baggage handling, ramp services, passenger assistance, aircraft fuelling and cargo services.

In 2002, VINCI Airports, which is part of VINCI Concessions, made a turnover of 504 million euros. VINCI turnover in 2002 was 17.6 billion euros, of which concessions represent 1.85 billion euros.

Keolis, a French leader in Public Transport, manages 85 urban networks for local authorities, is currently present in regional transport in 65 French Departments and is active in 7 other European countries and in Canada. Offering various services to airports : transport to airports, airport shuttles, passenger and crew transfers on runways, Keolis is naturally interested to expand its business into airport management. Keolis presently operates Angers-Marcé airport. and holds a share in Vatry cargo airport. Its turnover in 2002 was 1.58 billion euros.

Press contacts :
VINCI :
Virginie Christnacht
Tél. : 01 47 16 31 82
Fax : 01 47 16 33 88
e-mail : vchristnacht@VINCI.com

KEOLIS :
Jean Ghédira
Directeur de la Communication
Tel : 01 41 29 72 15
e-mail : jghedira@keolis.com

Rueil-Malmaison, 15 September 2003

PRESS RELEASE

VINCI subsidiary Eurovia signs a 140 million euro contract in the Czech Republic

The Czech government has awarded to Eurovia's Czech subsidiary SSZ, in a consortium with its subsidiary ODS, the contract to build a 6.5 km section of the D47 motorway linking Prague and Krakow. The work will include earthmoving, pavement construction and engineering structures.

This major contract confirms SSZ's position as the leading roadworks company in the Czech Republic. SSZ had previously won a 117 million euro contract to build a 12.2 km section of the D8 motorway; the company generated net sales of 425 million euros in 2002.

Eurovia, a VINCI subsidiary, is one of the world's leading roadworks companies. In 2002, the company – which has a workforce of 34,000 – posted net sales of 5.2 billion euros, of which 44% was generated on the international market.

Press contact: Virginie CHRISTNACHT
Tel.: 33 (0)1 47 16 31 82
Fax: 33(0)1 47 16 33 88
e-mail : vchristnacht@ vinci.com
This press release is available in French, English and German on the VINCI website: www.vinci.com